[Company Letterhead]

April 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re:	Altimmune, Inc.

Registration Statement on Form S-3

Filed on April 4, 2019

File No. 333-230723

Ladies and Gentleman:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Altimmune, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-230723), to 4:00 p.m., Eastern Time, on April 12, 2019 or as soon as practicable thereafter. We hereby simultaneously withdraw our prior request for effectiveness as of April 11, 2019.

In connection with this request, the Registrant acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Will Brown at (334) 313-2319.

Very truly yours, Altimmune, Inc.

By:	/s/ Will Brown
Name:	Will Brown
Title:	Acting Chief Financial Officer